Exhibit 99.5

Broadridge 2601 14TH A VENUE MARKHAM, ON L3R OH9 VOTING INSTRUCTION FORM ANNUAL MEETING CELESTICA INC. WHEN: FRIDAY, APRIL 27,2018 AT 9:30 A.M. EDT w WHERE: One King West Hotel 1 King Street West Toronto, Ontario CELESTICA INC. 844 DON MILLS ROAD TORONTO, ON M3C 1V7 CANADA REMINDER: PLEASE REVIEW THE MANAGEMENT PROXY CIRCULAR WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. PROXY DEPOSIT DATE: APRIL 25, 2018 8. Unless prohibited by law or you instruct otherwise, the Appointee(s) or the person whose CONTROL NO.:-+ The control number has been assigned to you to identify your shares for voting. name is written in the space provided will have full authority to attend and otherwise act at, and present matters to the meeting and any adjournment or postponement thereof, and vote on all matters that are brought before the meeting or any adjournment or postponement thereof, even if these matters are not set out in this form or in the management proxy circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require assistance, please contact the person who services your account. 9. If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate. 10. If the items listed in the management proxy circular are different from the items listed on the other side of this form, the management proxy circular will be considered correct. 11. The Appointee named in this form will exercise the voting rights attached to the securities in accordance with the instructions given. In the absence of any specific instructions as to voting being provided by you on this form, the item(s) will be voted as recommended on the reverse of this form or as stated in the management proxy _ You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares. Dear Client: A meeting is being held for security holders of the above noted issuer. 1. You are receiving this Voting Instruction Form and the enclosed meeting materials at the direction of the issuer as a beneficial owner of securities. You are a beneficial owner because we, as your intermediary, hold the securities in an account for you and the securities are not registered in your name. 2. Votes are being solicited by or on behalf of the management of the issuer. 3. Even if you have declined to receive materials, a reporting issuer is entitled to deliver these materials to you and if requested to do so, it is our responsibility to forward them. These materials are being sent at no cost to you, in the language you requested, if available. 4. Unless you attend the meeting and vote in person, your securities can only be voted through us as registered holder or proxy holder of the registered holder in accordance with your instructions. We cannot vote for you if we do not receive your voting instructions. Please complete and return (or provide by one of the alternative available methods) the information requested on this form to provide your voting instructions to us promptly. We will submit a proxy vote on your behalf according to the voting instructions you provide, unless you elect to attend the meeting and vote in person. 5. When you give us your voting instructions, you acknowledge that: • You are the beneficial owner or are authorized to provide these voting instructions; and You have read the material and the voting instructions on this form. 6. You may not present this Voting Instruction Form at the meeting in order to vote. 7. To attend the meeting and vote your shares in person: • Write your name or the name of your designate to act on your behalf on the "Appointee" line on the other side of this form, sign and date the form, and return it by mail, or • Go to ProxyVote.com (if available) and insert the name in the "Change Appointee(s)" section on the voting site. You, or your designate, as the named "Appointee", must attend the meeting for your vote to be counted. When you or your designate arrive at the meeting, please register with the scrutineer or proxy tabulator. circular, except in the case of your appointment of an Appointee. 12. This Voting Instruction Form should be read in conjunction with the accompanying management proxy circular. 13. To ensure that your instructions are received in sufficient time to be processed, please ensure that the Voting Instruction Form is received by us or voted online ---at least one business day before the proxy deposit date noted above or the proxy _ deadline specified in the management proxy circular. Voting instructions received on the proxy deposit date or later may not be able to be included in the final tabulation. This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof. If you have any questions or require help, please contact the person who services your account. Disclosure of Information - Electing to Receive Financial Statements or Requesting Meeting Materials ------By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the reporting issuer (or its agent) for mailing purposes. PLEASE SEE OVER ONLINE: VOTE AT PROXY VOTE.COM USING YOUR COMPUTER BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE OR MOBILE DATA DEVICE. YOUR CONTROL NUMBER ISAT: ENGLISH: 1-800-474-7493 OR FRENCH: 1-800-474-7501 LOCATED BELOW. BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. SCAN TO VIEW MATERIAL AND VOTE NOW BEFORE VOTING. BRI3122017 REVIEW YOUR VOTING OPTIONS >

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VOTING INSTRUCTION FORM

CELESTICA INC.

MEETING TYPE: ANNUAL MEETING
MEETING DATE: FRIDAY, APRIL 27, 2018 AT 9:30 A.M. EDT
RECORD DATE: FOR HOLDERS AS OF MARCH 09, 2018
PROXY DEPOSIT DATE: APRIL 25, 2018 **CUID:**
ACCOUNT NO: **CUSIP:** 15101Q108

CONTROL NO.: →

STEP 2 **APPOINT A PROXY (OPTIONAL)**

APPOINTEE(S): William A. Etherington, Robert A. Mionis

IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON ATTENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRITTEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO ATTEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MATTERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM OR THE CIRCULAR.

PLEASE PRINT APPOINTEE NAME ABOVE

STEP 3 **COMPLETE YOUR VOTING DIRECTIONS**

1 **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION:* **FOR** *ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX "■" PER NOMINEE IN BLACK OR BLUE INK)

	FOR	WITHHOLD		FOR	WITHHOLD
01-Deepak Chopra	☐	☐	07-Tawfiq Popatia	☐	☐
02-Daniel P. DiMaggio	☐	☐	08-Eamon J. Ryan	☐	☐
03-William A. Etherington	☐	☐	09-Michael M. Wilson	☐	☐
04-Laurette T. Koellner	☐	☐			
05-Robert A. Mionis	☐	☐			
06-Carol S. Perry	☐	☐			

ITEM(S): *VOTING RECOMMENDATIONS ARE INDICATED BY* **BOLD TEXT** *OVER THE BOXES* (FILL IN ONLY ONE BOX "■" PER ITEM IN BLACK OR BLUE INK)

2 Appointment of KPMG LLP as auditor of Celestica Inc.
RECOMMENDATION: **FOR**
FOR ☐ WITHHOLD ☐

3 Authorization of the Board of Directors of Celestica Inc. to fix the remuneration of the auditor.
RECOMMENDATION: **FOR**
FOR ☐ WITHHOLD ☐

4 Advisory resolution on Celestica Inc.'s approach to executive compensation.
RECOMMENDATION: **FOR**
FOR ☐ AGAINST ☐

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED.
NONE ☐ ANNUAL ☐ INTERIM ☐

STEP 4 **THIS DOCUMENT MUST BE SIGNED AND DATED**

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) ***INVALID IF NOT SIGNED***

M M D D Y Y